UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ergen, Cantey
   5701 S. Santa Fe Drive
   Littleton, CO  80120
   USA
2. Issuer Name and Ticker or Trading Symbol
   EchoStar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/22/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Outside Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |1/22/0|J (1| |59,649            |A  |$ 2.28625 (|960,902            |I     |(2)                        |
                           |2     |)   | |                  |   |1)         |                   |      |                           |
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                           |      |    | |                  |   |           |110                |D     |                           |
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                           |      |    | |                  |   |           |4,800              |I     |(3)                        |
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                           |      |    | |                  |   |           |511                |I     |(4)                        |
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                           |      |    | |                  |   |           |17,825             |I     |(5)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The shares were issued upon exercise of an employee stock option by the reporting persons spouse and are held in the name of the reporting person's spouse.
(2)  The shares are in the name of the reporting person's
spouse.
(3) The shares are held by the reporting person as custodian for the reporting person's minor children.
(4) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The reporting person and her spouse are the sole trustees of the Plan, which currently has approximately 1.5 million shares. The reporting person disclaims beneficial ownership of the shares in the Plan. The number of shares reported in column 2 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive power, but no voting power with respect to the shares in her
account.
(5) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 2 represents the total number of shares allocated to the account of the reporting person's spouse through the Plan to date. SIGNATURE OF REPORTING PERSON
                        /s/ Cantey Ergen
DATE
              2/6/02